Exhibit 21.1

Subsidiaries of Shopify Inc. (the “Corporation”)

The full corporation name, jurisdiction of incorporation and registered and beneficial ownership of the issued and outstanding shares of each direct and indirect Subsidiary is as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership of Securities
Shopify Payments (Canada) Inc.	Canada	Wholly-owned by the Corporation
Shopify Holdings (USA) Inc.	Delaware	Wholly-owned by the Corporation
Shopify Payments (USA) Inc.	Delaware	Wholly-owned by Shopify Holdings (USA) Inc., which is in turn wholly-owned by the Corporation
Shopify Data Processing (USA) Inc.	Delaware	Wholly-owned by Shopify Holdings (USA) Inc., which is in turn wholly-owned by the Corporation
Shopify LLC	Delaware	Wholly-owned by Shopify Holdings (USA) Inc., which is in turn wholly-owned by the Corporation